August 24, 2010
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	CTS Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 23, 2010 Form 10-Q for the quarterly period ended April 4, 2010 File No. 001-04639
Dear Mr. Cascio:
This letter is in response to your letter of August 12, 2010, in which you requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended April 4, 2010:
In connection with the responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the fiscal year ended December 31, 2009
Executive Compensation, page 20
1.	We note your response to prior comment 2. It is unclear how the “Towers Watson benchmark market data” peer group identified in the first full paragraph on page 25 of your proxy differs from the group that Towers Watson would not disclose to you for proprietary reasons. Also, please tell us how the Towers Watson peer group used for purposes of the 2008-2009 Performance Restricted Stock Unit Plan differs from the 29 companies identified in Exhibit C to Exhibit 10(a) to your Form 10-Q filed on April 30, 2008.

Response: The first full paragraph on page 25 of CTS’ April 20, 2010 proxy statement references the Towers Watson survey data. This survey data is used by the Compensation Committee as a reference point in determining target award levels for each named executive officer under the 2008-2009 Performance Restricted Stock Unit Plan. This is the same survey data that Towers Watson creates from its proprietary database and which database it does not disclose to CTS.

To further clarify, there is no Towers Watson “peer group” of companies, per se. Rather, Towers Watson generates survey data. Towers Watson utilizes a broad industry-wide database of hundreds of companies and uses regression analysis to adjust the database information to identify market data that corresponds to an organization the size of CTS and its lines of business. The regression analysis does not produce a readily identifiable subset of companies (i.e., a peer group). Instead, the regression analysis produces data points that are then used by CTS’ Compensation Committee as a guide in setting total executive compensation levels and allocating the mix among the various compensation elements.

In contrast to the Towers Watson survey data, the Equilar peer group is a true peer group of companies that CTS primarily uses to measure its relative total stockholder return (“RTSR”) performance, from year-to-year, under certain incentive plans. With reference to the first full paragraph on page 25 of the proxy statement, the peer group of companies used to measure RTSR under the 2008-2009 Performance Restricted Stock Unit Plan is the group of twenty nine companies that were identified in Exhibit 10 (a) of CTS’ Form 10-Q filed on April 30, 2008. After removal of EPCOS AG under the peer group adjustment protocol (EPCOS AG was removed because its shares were no longer listed) it is the twenty eight member Equilar peer group disclosed earlier in the proxy.

In summary, the proprietary Towers Watson survey data, as regressed for CTS, is used as a reference point to assist the Compensation Committee in setting compensation levels, including the target amount of performance-based equity compensation for each named executive officer, and the Equilar peer group is used to measure performance for the RTSR portion of such awards. In future filings, CTS will endeavor to be clearer regarding the nature of the Towers Watson survey data and the identity of any peer group used to measure performance under incentive plans.
Item 7. Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations (2007-2009)
Exhibit 13
Overview, page 2

2.	We refer to your response to prior comment 6. In future filings please disclose the reason that you have presented this information similar to the discussion provided in your response.

Response: In future filings CTS will disclose the reason similar to the discussion provided in CTS’ response to comment 6 in CTS’ letter dated July 13, 2010.
Exhibits
3.	We note your response to prior comment 14, but do not see where you have provided any analysis of why you believe this specific agreement is not required to be filed under Item 601(b)(10) of Regulation S-K. It therefore remains unclear why you have not filed this agreement. Please expand your response to provide your analysis of why you believe this agreement is in the ordinary course of business including:
•	discussing the size of the recall and the amount of potential claims at issue, as identified in your risk factor disclosure on page 10, including how it compares to other agreements of this type you have had; and

•	why you believe this agreement, which appears to indemnify you after lawsuits and a recall have occurred, is in the ordinary course of business, and how often you negotiate such risk allocations after such risks have occurred.
Response: CTS believes that the indemnification agreement with Toyota is an agreement entered into in the ordinary course of business that is not required to be filed as a material agreement under Item 601(b)(10)(ii) of Regulation S-K.

In order to determine whether the indemnification agreement is an agreement entered into in the ordinary course of business, the Company analyzed how business is typically conducted in the automotive industry. Contracts in the automotive industry customarily take one of two forms, bilateral contracts or contracts formed via the battle of the forms. No matter which form a contract takes, allocation of the various risks related to the transaction, including but not limited to: warranty claims; actual, incidental, and consequential damages; insurance; indemnity; and other similar liability-related items, are always considerations throughout contract negotiation and formation.

In the case of a bilateral agreement, terms are negotiated and mutually agreed by the parties, with each party executing the resulting document. In a battle of the forms context, the buyer issues a purchase order for the goods and attaches its standard purchase order terms, which state the buyer’s proposed terms of purchase. The seller will respond with its order acknowledgement and attach its standard terms of sale, which state the seller’s proposed terms to govern the transaction. The buyer’s and seller’s proposed terms could be, and commonly are, quite divergent. Nevertheless, a legally binding contract is formed between buyer and seller.

If a sale of goods is completed and there are no defects or claims made, that is usually the end of the matter. Periodically, however, a defect or claim may arise after the sale. If the contract was formed via battle of the forms, it is customary for parties to attempt to apportion and settle which of them is responsible for damages and claims, rather than immediately resort to litigation. This is done on an ad hoc basis, and only as the need arises. Furthermore, even though a bilateral agreement results in agreed terms up front, if a defect or claim subsequently arises, the parties still almost invariably attempt to negotiate fair apportionment of liability after the event. Therefore, in virtually all cases, it is customary for the parties to attempt to negotiate apportionment of liability after an event arises, in light of the specific circumstances of the event. In the past, and in the ordinary course of business, CTS has reached agreements with our customers on damage apportionment after occurrence of a defect or claim. The level of formality of these arrangements and the settlement of liabilities vary, and are dependent on the factual circumstances of each incident.

Even if a contract is entered into in the ordinary course of business, it may nonetheless have to be filed as a material agreement if one of the exceptions to Item 601(b)(10)(ii) are met, and the contract is not immaterial in amount or significance. When CTS analyzed the indemnification agreement, none of the exceptions were found to apply. Therefore, the analysis ends at that point. Had one of the exceptions been met, then factors such as the size of the recall and the amount of potential claims would enter into the analysis in order to determine whether the contract was or was not immaterial in amount or significance.

In summary, similar to other agreements that the Company has entered into in the past with CTS’ customers, the indemnification agreement apportions liability between the parties. The agreement was entered into after the recall was initiated, but before most lawsuits were filed and served. Because the subject matter is the same as what CTS would commonly negotiate in purchase and sales agreements, and because the Company does enter into arrangements to apportion liability after the fact as the need arises, CTS believes that the indemnification agreement is an agreement entered into in the ordinary course of business. Although Item 601(b)(10)(ii) does contain exceptions that require certain agreements that are entered into in the ordinary course of business to be filed as exhibits, none of those exceptions applies to the indemnification agreement. Accordingly, CTS respectfully submits that the indemnification agreement is not a material agreement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.
Please contact me at (574) 523-3800 if you have any further questions concerning this filing. Thank you.

Sincerely,
/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice-President and Chief Financial Officer